SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 June 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

29 June 2015
LLOYDS BANKING GROUP ANNOUNCES BOARD CHANGE

Carolyn Fairbairn, a Non-Executive Director, has informed the Board of Lloyds Banking Group plc of her intention to retire from the Board on 31 October 2015 to take up the position of Director-General of the Confederation of British Industry (CBI) in November 2015. Carolyn has been a member of the Board since June 2012 and is a member of the Group's Audit and Remuneration Committees.

Lord Blackwell, Chairman said: "Carolyn is a highly valued member of the Board and we will miss her contribution enormously. However we are extremely pleased that someone of her calibre will be taking on the important role of Director-General of the CBI. She will leave with our thanks and best wishes for the future."

For further information:

Investor Relations
Douglas Radcliffe +44 (0) 20 7356 1571
Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 29 June 2015